

VINSENT

Vinsent is a global marketplace that directly connects wineries and wine lovers, allowing them to showcase, discover, and buy / sell fine wine.

INVEST NOW!

Please refer to disclosers herein below

HIGHLIGHTS   OVERVIEW   PITCH DECK   OPPORTUNITY   TEAM   PRESS   TERMS   DISCUSSION   **INVEST NOW!**

MINIMUM INVESTMENT	MAXIMUM RAISE
$500	$1m

HIGHLIGHTS

Company

The company is working to enhance and positively disrupt the wine industry ecosystem with a combination of innovative technology and business model, strengthening the relationship between wine lovers and selected winemakers.
The existing disconnect between wineries and their consumers was caused by a complex and inefficient supply-chain, with many layers which are being eliminated, and replaced with Vinsent, the direct-to-consumer, vineyard-to-table showcase and marketplace.

Vinsent Today:

- Launched advanced MVP : app on iOS, Android and web
- Established curation team of wine 'ambassadors' in Europe
- Established the "Vineyard-to-Table"
- Onboarded 100+ wineries with Futures (pre-orders of barreled but not bottled fine wines) and Ready to Ship (bottled) wines
- $75,000 revenue in January 2021
- Solved logistics and legal issues, sold and shipped direct-to-consumers in 15 countries
- Established strategic partnerships for supply, distribution, and fulfilment allowing for delivery of wine from winery direct to the door of the consumer

OVERVIEW

HOW DOES YOUR PRODUCT/SERVICE WORK?

Vinsent is a blockchain-powered digital platform. Consumers interact via an app or the website. Consumers discover new wineries and wines, learn about them and purchase directly, vineyard-to-table.

Wineries join the Vinsent platform for:

- direct access to wine lovers,
- to showcase their story, heritage and wines,
- to eliminate the middlemen and fees between them and wine lovers,
- to share the story of the wine
- to even sell wines before they are bottled (as well as wine that is "Ready to Ship").

Onboarding/Curation process: Wineries are invited to submit themselves as potential participants in the Vinsent marketplace. They are asked to fill out a detailed web-based form, which is used to dynamically create their profile on Vinsent. After the winery profile is completed, each wine has a dedicated web form collecting all relevant details, including harvest conditions, winemaker notes, taste profile, pictures, and video. The winery also needs to use these forms to set prices for their wines — in a completely transparent formule the winery understands what additional costs there are on top of the per bottle revenue they seek (logistics and Vinsent transaction commission). Based on this formula the consumer-facing price gets set — driven by the winery. After the above has been completed it is fact-checked by the Vinsent review team, made up of senior figures in the global wine industry, and approved for the Vinsent platform.

WHAT IS THE BUSINESS MODEL?

Vinsent is creating relationships. Wineries and wine lovers have been pining for each other for centuries. Vinsent provides a showcase for wineries to really tell their story, share their land, grapes, wines, and sell them. The other side of this coin is wine lovers. They discover boutique vineyards that they had not seen before or find the gem they had found while on vacation and can deepen their relationship, including purchasing wines, sometimes even before they are bottled. Vinsent takes a transaction fee, that is fully transparent to the winery, for providing the platform, payment processing, and logistical coordination, similar to companies such as Airbnb.

Additional revenue lines projected include:

- Software as a service offering to wineries to base their primary digital presence
- Marketing services to wineries to boost their online presence, establish their direct to consumer sales channel
- VIP consumer offerings on Vinsent including first allocation, private tours, and more.

HOW IS THIS PRODUCT/SERVICE DIFFERENT FROM CURRENTLY AVAILABLE OPTIONS?

Vinsent, to the best of Management's knowledge, is the only two-sided, direct-to-consumer global showcase and marketplace for fine wine, where wineries can directly connect to consumers and sell wine, without the need for the friction, delays and markups caused by the entrenched supply chains involving importers, distributors, and physical stores.

The industry faces a wide range of problems: inefficient supply chain, slow monetization, and authenticity issues.

By building the world's first global, digital wine showcase and marketplace utilizing blockchain and modern e-commerce technologies, Vinsent is making the wine purchasing process more transparent, direct, secure, trackable, and efficient. By eliminating the middlemen, we are directly connecting wine lovers and wineries, allowing customers to select from a wide selection of the best and exclusively priced wines. The result? Stronger relationships between vineyards and wine lovers, and a brand new wine-purchasing experience rooted in community and trust.

HOW MUCH IS YOUR TARGET MARKET WORTH?

$324 Billion – 2020 Global wine revenues **9.8%** annualized growth (CAGR 2020-2023) see deck for source
$75 Billion – U.S. revenues – largest wine market (⅓ Imported, ⅔ Domestic) see deck for source

Source: GLOBAL WINE MARKET FORECAST 2017-2025, GLOBAL TRENDS 2018, STATE OF THE WINE INDUSTRY REPORT 2019, Luxury Marketing Report

prices.
- By building bonds, online and offline with existing wine lovers and educating the next generation of wine lovers to expect more: information, authenticity, and a direct relationship for purchasing.
- By continuing to establish strategic partnerships for supply, distribution, and fulfillment.
- By building what we believe to be the best in breed digital platform for an enhanced user experience going beyond the current standard of selling wine online.
- By creating an easy-to-use tool for winery to use and manage their online presence.

COMPANY PITCH DECK



Download Vinsent Pitch Deck

INNOVATIVE PRODUCT

We digitally connect wine lovers and winemakers.

We offer more than the best products—we give our customers an experience, a new relationship and exclusive offers and pricing.

We curate excellent wines from the best wine regions.

We are quickly positioning ourselves the stage of choice for European boutique wineries willing to sell Direct-to-Consumer to the U.S.

We strive to use the best technology for efficiency, tracking, and to ensure authenticity.

We democratize the Wine Future concept beyond the Bordeaux Chateaux offering wine for purchase while it is still in barrels, before it is bottled — allowing consumers to guarantee allocation and competitive price.

OPPORTUNITY



THE WINE MARKET
Vinsent
$10B+ USA Fine Wine market
50K+ Wineries across the world
5% Of wine is sold online (globally)
Sources: GLOBAL WINE MARKET FORECAST 2017-2025, GLOBAL TRENDS 2018, STATE OF THE WINE INDUSTRY REPORT 2019, Luxury Marketing Report

Source: GLOBAL WINE MARKET FORECAST 2017-2025, GLOBAL TRENDS 2018, STATE OF THE WINE INDUSTRY REPORT 2019, Luxury Marketing Report

TESTIMONIALS



Jacob and Gil are the respective CEO and COO and founder of Vinsent, a Digital wine sales solution. They are entrepreneurial to their core and create as many ideas in a day as i have in my lifetime.



S,H., Early investor
General Counsel and Board Member Medici Ventures



PRESS

- Overstock.com's Medici Ventures Invests in VinX to Create Blockchain Wine Market
- Overstock's Investment Arm Funded Blockchain for Wine
- VinX Blockchain Wine Tracking Startup Secures Overstock's Medici Ventures 7 Figure Investment
- Vinsent's New App Uses Blockchain to Disrupt Old-School Wine Purchasing
- Enjoy Your Wine Using Blockchain With the Vinsent App
- Explore Wine on the Blockchain with Your Tipsy Valentine
- Overstock-Backed Medici Ventures Backs VinX: Blockchain for Wine
- Vinsent Launches its App to Bring Wine Purchases onto the Blockchain
- Vinsent Aims to Democratize the Centuries-Old Tradition of Trading in Wine Futures
- Israeli Wine Service Vinsent Disrupts Bordeaux during COVID-19
- Bordeaux Looks Directly Beyond La Place

TERMS

$10 million cap on valuation

MAXIMUM RAISE

$1 million

RAISED TO DATE

$2.75 Million from individuals and professional investors including Medici Ventures (corporate venture arm of Overstock, Inc.)

PERKS

- $1,000 – 5% discount coupon for unlimited wine purchases on Vinsent for the next 12 months
- $5,000 – lifetime 5% discount for purchases on Vinsent
- $10,000 – lifetime 5% discount for Vinsent and private tour and tasting at one of the Vinsent winery participants
- $25,000 – All the perks above, plus a catered chef wine paired dinner for up to 10 guests at winery

MANAGEMENT TEAM



JACOB NER-DAVID
CO-FOUNDER AND CEO



GIL PICOVSKY
CO-FOUNDER AND COO



HABIB HINN
DEV LEAD



MIKE WOLMAN
DIGITAL MARKETING MANAGER



JORDAN ERASMUS
SOCIAL MEDIA AND ANALYTICS MANAGER



GERARD SPATAFORA

CHIEF WINERY AMBASSADOR





KIM LORANGER

CONTENT MANAGER



SELECT ADVISORS AND BOARD MEMBERS



JENNIFER (MORAN) WILLIAMS-BULKELEY

FOUNDER AND CEO OF VINOLYTICS





TRON BLACK

PRESIDENT RAVEN FOUNDATION





ADAM GHAHRAMANI

FORMER PRODUCT MANAGER FOR WINE SPECTATOR'S MOBILE PORTFOLIO





TIM CLEW

MANAGING PARTNER THE WINE TRUST





KEY COMPETITORS



USE OF PROCEEDS

IF MINIMUM RAISE REACHED

Marketing

50%

G&A

20%

Tech Development

30%

IF MAXIMUM RAISE REACHED ($1M)

Marketing

55%

G&A

20%

Tech Development

25%

DOCUMENTS



Form C



Verified By Crowdcheck

DISCUSSION

Name *

Name

Email *

Email

Message *

FAQ

^ 1. Why invest in startups?

Crowdfunding allows investors to support startups and early-growth companies that they are passionate about. This is different from helping a company raise money on Kickstarter. With Regulation CF Offerings, you aren't buying products or merch. You are buying a piece of a company and helping it grow.

^ 2. What types of securities can I buy on DirectCF?

The majority of offerings are common stock, though some companies may raise capital through convertible note, debt, and revenue share.

^ 3. How much can I invest?

Individual investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period: If either of an investor's annual income or net worth is less than $107,000, then the investor's investment limit $2,200, or 5 percent of the lesser of the investor's annual income or net worth, whichever is greater. If both an investors annual income and net worth are $107,000 or higher, then the investor's limit is 10 percent of their annual income or net worth, whichever is less. During the 12-month period, the aggregate amount of securities sold to an investor through all Regulation Crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

^ 4. How do I calculate my net worth?

Calculating net worth involves adding up all your assets and subtracting all your liabilities. The resulting sum is your net worth.

^ 5. What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

^ 6. Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest. Currently however, Canadian citizens are not able to invest in Regulation CF offerings listed with DirectCF.

^ 7. What do I need to know about early-stage investing? Are these investments risky?

Companies on DirectCF are high risk opportunities and may not retain their value. Investing in startups and small businesses is inherently risky and standard company risk factors such as execution and strategy risk are often magnified at the early stages of a company. In the event that a company goes out of business, your ownership interest could lose all value. Furthermore, private investments in startup companies are illiquid instruments that typically take up to five and seven years (if ever) before an exit via acquisition, IPO, etc.

^ 8. When will I get my investment back?

The companies listed on DirectCF are privately held companies, and their shares are not traded on a public stock exchange. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically receive a return on your investment under the following two scenarios: The company gets acquired by another company. The company goes public (undergoes an initial public offering on the NASDAQ, NYSE, or another exchange). In those instances, you receive your pro-rata share of the distributions that occur. It can take 5-7 years (or longer) to see a distribution, as it takes years to build companies. In many cases, there will not be any distribution as a result of business failure. Dalmore Group, LLC does not make investment recommendations, and no communication, through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Investments in private placements and start-up investments in particular are speculative and involve a high degree of risk, and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments tend to be in earlier stages of development, and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive restricted stock that may be subject to holding period requirements. The most sensible investment strategy for start-up investing may include a balanced portfolio of different start-ups. Start-ups should only be part of your

- to an accredited investor;
- to a family member (defined as a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships.);
- in connection with your death or divorce or other similar circumstance;

^ 10. What information does DirectCF collect from Issuers related to their offering?

The organization of the company Dalmore Group, LLC requires information that shows the issuer company has taken steps necessary to organize as a corporation or LLC in its state of organization, is in good standing, and that the securities being issued will be duly authorized and validly issued. The corporate structure and ownership Dalmore Group, LLC works with the issuer company to disclose its organizational structure, affiliated entities, and current capitalization. The people behind the company Dalmore Group, LLC helps the issuer company disclose who is behind the operations and strategy of the company, along with their previous related experience, and Bad Actor Reports to provide evidence that the company is not disqualified from proceeding with its offering. Information provided to investors Dalmore Group, LLC checks that the issuer company is providing clear disclosure of its financial situation, business origins, and operations, and legal authority to engage in its business activities. Investor information and terms of the offering Dalmore Group, LLC reviews for consistency each instance where the issuer company describes the offering terms, and identifies to investors how the issuer company reached its current valuation and will track and keep in touch with its security holders. Review of transaction documents Dalmore Group, LLC performs an independent review of transaction documents to check for red flags & conformance with stated terms. Business due diligence Dalmore Group, LLC conducts research and due diligence on each company before it is able to accept investments on the DirectCF platform. Dalmore Group, LLC will typically conduct over 30-40 hours of due diligence per opportunity, which requires the satisfactory completion of a detailed set of individual questions and data requests. Particular focus is paid to the following issues throughout the due diligence process: Problem or inefficiency being addressed Product / service overview, stage of development and anticipated milestones Demonstrated traction (e.g. revenue, pre-sales, purchase orders, signed contracts, media coverage, awards, etc.) Data to support claims made in marketing materials (e.g. user / customer metrics, signed contracts and agreements, product demonstrations, etc.) Growth strategy Employees and advisors (including ownership structure) Addressable market (e.g. size, growth, penetration, etc.) Competitive landscape and industry dynamics Exit opportunities Intellectual property Historical financials Financial projections (including error-checking, evaluation of key assumptions and reconciliation to stated growth plan) Reference checks (e.g. previous investors, advisors, etc.) Investment overview (including determination of key terms, uses of funds, and current and previous investors) The findings of the foregoing review are presented to Dalmore Group, LLC, which may approve, reject, or require additional information for the offering. Upon approval and following the onboarding process, an offering can begin accepting investments online. General considerations Notwithstanding the foregoing, these investments are illiquid, risky and speculative and you may lose your entire investment. The foregoing summarizes our standard process. However, each diligence review is tailored to the nature of the company, so the aforementioned process is not the exact process for every issuer. Completing the vetting process does NOT guarantee that the company has no outstanding issues or that problems will not arise in the future. While the foregoing process is designed to identify material issues, there is no guarantee that there will not be errors, omissions, or oversights in the due diligence process or in the work of third-party vendors utilized by Dalmore Group, LLC and DirectCF. Each investor must conduct their own independent review of documentation and perform their own independent due diligence and should ask for any further information required to make an investment decision.

^ 11. What happens if a company does not reach their funding goal?

If a company does not reach their minimum funding goal, all funds will be returned to the investors after the closing of their offering.

^ 12. How can I learn more about a Company's offering?

All available financial information can be found on the offering pages for the company's Regulation Crowdfunding offering.

^ 13. What if I change my mind about investing?

You may cancel your investment at any time, for any reason until 48 hours prior to a closing occurring. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email support@directcf.com.

^ 14. How do I contact someone at DirectCF?



3/17/2021, 7:28 AM